UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TO BUSINESS EDITOR:

D&S Fourth Quarter - Full Year 2007 Results

SANTIAGO, Chile, February 26, 2008 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announces earnings for the fourth quarter and full year 2007.

Highlights Period January-December 2007

•	23.7% increase in net profit to Ch$52.681 million (US$106.0 million) representing 2.8% of revenues, an increase of 40 bp. in net margin compared to the previous year.
•	24.7% increase in EBITDA to Ch$157,451 million (US$316.9 million). EBITDA margin increased 140 bp. to 8.3% of revenues.
•	Operating income up 38.0% to Ch$97,096 million (US$195.4 million): Operating margin increased by 120 bp. to 5.1% of revenues.
•	Gross income up 7.7% to Ch$147,269 million (US$296.4 million). Gross margin increased 90 bp. from 27.5% in 2006 to 28.4% in 2007.
•	Net revenues up 4.6% to Ch$1,905,780 million (US$3,835.4 million).
•	5.9% nominal increase in total store sales, 3.9% nominal increase in same store sales.
•	Financial debt as of December 31, 2007 amounts to US$1,103.0 million, 51.8% short term.
•	Net income for the period = Ch$8.08/share; Ch$484.79/ADR; US$0.98/ADR

Highlights IV Quarter 2007

•	28.5% increase in EBITDA, which totaled $46,846 million (US$94.3 million). EBITDA margin increased 180 bp. to 9.0% of revenues.
•	Operating income up 35.4% to Ch$30,999 million (US$62.4 million). Operating margin increased by 140 bp. to 5.9% of revenues.
•	Gross income up 8.8% amounting to Ch$147,269 million (US$296.4 million). Gross margin increased by 60 bp. to 28.2% of revenues.
•
New store openings: 13 new stores have been added compared to the closing of the fourth quarter 2006. Of these, 7 are Express by LIDER supermarkets, 4 Hiper LIDER hypermarkets and 2 stores of the new warehouse concept, Superbodega Acuenta. All this accounted for a net increase of 28,020 m2 of sales area, equivalent to an increase of 6.1% in total sales area at December 31, 2007 compared to the same date in 2006.

•	Net income for the quarter = Ch$2.76/share; Ch$165.54/ADR; US$0.33/ADR

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$496.89).

IV Quarter Consolidated Results

		2007
	Ch$ mn.	US$ mn.	% of Rev.
Sales	427,156	859.7	81.8%
Other Income	95,241	191.7	18.2%
Net revenues	522,397	1051.3	100.0%
Cost of sales	375,128	755.0	71.8%
Gross Income / Margin	147,269	296.4	28.2%
Recurring Operating Expenses	99,872	201.0	19.1%
Start-up Expenses	551	1.1	0.1%
Total Operating Expenses (SG&A)	100,423	202.1	19.2%
EBITDA	46,846	94.3	9.0%
Depreciation	15,847	31.9	3.0%
Total Operating Expenses	116,269	234.0	22.3%
Operating Income	30,999	62.4	5.9%
Financial Expenses	(8,688)	(17.5)	-1.7%
Other Non-operating Income (Expenses)	(2,942)	(5.9)	-0.6%
Monetary Correction	132	0.3	0.0%
Non-Operating Income	(11,498)	(23.1)	-2.2%
Income before Tax	19,501	39.2	3.7%
Income Tax	(1,509)	(3.0)	-0.3%
Minority Interest	(4)	(0.0)	0.0%
Income	17,989	36.2	3.4%
Amortization of Goodwill	-	0.0	0.0%
Net Income	17,989	36.2	3.4%

		2006
	Ch$ mn.	US$ mn.	% of Rev.
Sales	422,399	850.1	83.1%
Other Income	86,194	173.5	16.9%
Net revenues	508,593	1023.6	100.0%
Cost of sales	373,240	751.2	73.4%
Gross Income / Margin	135,353	272.4	26.6%
Recurring Operating Expenses	98,616	198.5	19.4%
Start-up Expenses	271	0.5	0.1%
Total Operating Expenses (SG&A)	98,886	199.0	19.4%
EBITDA	36,467	73.4	7.2%
Depreciation	13,566	27.3	2.7%
Total Operating Expenses	112,452	226.3	22.1%
Operating Income	22,901	46.1	4.5%
Financial Expenses	(6,307)	(12.7)	-1.2%
Other Non-operating Income (Expenses)	789	1.6	0.2%
Monetary Correction	1,214	2.4	0.2%
Non-Operating Income	(4,305)	(8.7)	-0.8%
Income before Tax	18,596	37.4	3.7%
Income Tax	665	1.3	0.1%
Minority Interest	(2)	(0.0)	0.0%
Income	19,260	38.8	3.8%
Amortization of Goodwill	-	0.0	0.0%
Net Income	19,260	38.8	3.8%

Var. %
Sales	1.1%
Other Income	10.5%
Net revenues	2.7%
Cost of sales	0.5%
Gross Income / Margin	8.8%
Recurring Operating Expenses	1.3%
Start-up Expenses	103.7%
Total Operating Expenses (SG&A)	1.6%
EBITDA	28.5%
Depreciation	16.8%
Total Operating Expenses	3.4%
Operating Income	35.4%
Financial Expenses	37.7%
Other Non-operating Income (Expenses)	472.8%
Monetary Correction	-89.1%
Non-Operating Income	167.1%
Income before Tax	4.9%
Income Tax	-326.7%
Minority Interest	140.8%
Income	-6.6%
Amortization of Goodwill
Net Income	-6.6%

For an extended version visit our website www.dys.cl

SOURCE Distribucion y Servicio D&S S.A.
-0- 02/26/2008
/CONTACT: Alejandro Droste, Chief Financial Officer, 56-2-484 7754, adroste@dys.cl; Miguel Nunez S., Finance Manager Retail, 56-2-484 7754, mnunez@dys.cl; or Loreto Bradford, Investor Relations Officer, 56-2-484 7757, lbradford@dys.cl/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: February 26, 2008